SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities and Exchange Act of 1934

(Amendment No. 1)

NORTHERN POWER SYSTEMS CORP.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

66561Y107

(CUSIP Number)

Mr. Alexander Ellis III

RockPort Capital Partners

160 Federal Street

Boston, MA 02110

(617) 912-1420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66561Y107	Page 2 of 14 Pages

1.	Names of reporting persons ROCKPORT CAPITAL PARTNERS III, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds SC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,892,665 COMMON SHARES
	8.	Shared voting power 0
	9.	Sole dispositive power 4,892,665 COMMON SHARES
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,892,665 COMMON SHARES
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 21.49% OF COMMON SHARES
14.	Type of reporting person PN

CUSIP No. 66561Y107	Page 3 of 14 Pages

1.	Names of reporting persons ROCKPORT CAPITAL III, L.L.C.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds SC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,892,665 COMMON SHARES (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 4,892,665 COMMON SHARES (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,892,665 COMMON SHARES (1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 21.49% OF COMMON SHARES (1)
14.	Type of reporting person OO

(1)	RockPort Capital III, L.L.C. is the general partner of RockPort Capital Partners III, L.P.

CUSIP No. 66561Y107	Page 4 of 14 Pages

1.	Names of reporting persons ALEXANDER ELLIS III
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds SC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization UNITED STATES OF AMERICA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,892,665 COMMON SHARES (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,892,665 COMMON SHARES (2)
11.	Aggregate amount beneficially owned by each reporting person 4,892,665 COMMON SHARES (2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 21.49% OF COMMON SHARES
14.	Type of reporting person IN

(2)	Alexander Ellis III, as a Managing Member of RockPort Capital III, L.L.C., the general partner of RockPort Capital Partners III, L.P., possesses shared power to vote and shared power to direct the disposition of all securities of Northern Power Systems Corp. held by RockPort Capital Partners III, L.P.

CUSIP No. 66561Y107	Page 5 of 14 Pages

1.	Names of reporting persons JANET B. JAMES
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds SC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization UNITED STATES OF AMERICA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,892,665 COMMON SHARES (3)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,892,665 COMMON SHARES (3)
11.	Aggregate amount beneficially owned by each reporting person 4,892,665 COMMON SHARES (3)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 21.49% OF COMMON SHARES
14.	Type of reporting person IN

(3)	Janet B. James, as a Managing Member of RockPort Capital III, L.L.C., the general partner of RockPort Capital Partners III, L.P., possesses shared power to vote and shared power to direct the disposition of all securities of Northern Power Systems Corp. held by RockPort Capital Partners III, L.P.

CUSIP No. 66561Y107	Page 6 of 14 Pages

1.	Names of reporting persons WILLIAM E. JAMES
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds SC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization UNITED STATES OF AMERICA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,892,665 COMMON SHARES (4)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,892,665 COMMON SHARES (4)
11.	Aggregate amount beneficially owned by each reporting person 4,892,665 COMMON SHARES (4)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 21.49% OF COMMON SHARES
14.	Type of reporting person IN

(4)	William E. James, as a Managing Member of RockPort Capital III, L.L.C., the general partner of RockPort Capital Partners III, L.P., possesses shared power to vote and shared power to direct the disposition of all securities of Northern Power Systems Corp. held by RockPort Capital Partners III, L.P.

CUSIP No. 66561Y107	Page 7 of 14 Pages

1.	Names of reporting persons CHARLES J. MCDERMOTT
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds SC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization UNITED STATES OF AMERICA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,892,665 COMMON SHARES (5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,892,665 COMMON SHARES (5)
11.	Aggregate amount beneficially owned by each reporting person 4,892,665 COMMON SHARES (5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 21.49% OF COMMON SHARES
14.	Type of reporting person IN

(5)	Charles J. McDermott, as a Managing Member of RockPort Capital III, L.L.C., the general partner of RockPort Capital Partners III, L.P., possesses shared power to vote and shared power to direct the disposition of all securities of Northern Power Systems Corp. held by RockPort Capital Partners III, L.P.

CUSIP No. 66561Y107	Page 8 of 14 Pages

1.	Names of reporting persons DAVID J. PREND
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds SC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization UNITED STATES OF AMERICA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,892,665 COMMON SHARES (6)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,892,665 COMMON SHARES (6)
11.	Aggregate amount beneficially owned by each reporting person 4,892,665 COMMON SHARES (6)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 21.49% OF COMMON SHARES
14.	Type of reporting person IN

(6)	David J. Prend, as a Managing Member of RockPort Capital III, L.L.C., the general partner of RockPort Capital Partners III, L.P., possesses shared power to vote and shared power to direct the disposition of all securities of Northern Power Systems Corp. held by RockPort Capital Partners III, L.P.

CUSIP No. 66561Y107	Page 9 of 14 Pages

1.	Names of reporting persons STODDARD M. WILSON
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds SC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization UNITED STATES OF AMERICA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,892,665 COMMON SHARES (7)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,892,665 COMMON SHARES (7)
11.	Aggregate amount beneficially owned by each reporting person 4,892,665 COMMON SHARES (7)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 21.49% OF COMMON SHARES
14.	Type of reporting person IN

(7)	Stoddard M. Wilson, as a Managing Member of RockPort Capital III, L.L.C., the general partner of RockPort Capital Partners III, L.P., possesses shared power to vote and shared power to direct the disposition of all securities of Northern Power Systems Corp. held by RockPort Capital Partners III, L.P.

CUSIP No. 66561Y107	Page 10 of 14 Pages

1.	Names of reporting persons VICTOR A. WESTERLIND
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds SC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization UNITED STATES OF AMERICA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,892,665 COMMON SHARES (8)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,892,665 COMMON SHARES (8)
11.	Aggregate amount beneficially owned by each reporting person 4,892,665 COMMON SHARES (8)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 21.49% OF COMMON SHARES
14.	Type of reporting person IN

(8)	Victor A. Westerlind, as a Managing Member of RockPort Capital III, L.L.C., the general partner of RockPort Capital Partners III, L.P., possesses shared power to vote and shared power to direct the disposition of all securities of Northern Power Systems Corp. held by RockPort Capital Partners III, L.P.

CUSIP No. 66561Y107

Item 1. Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 8, 2014 (the “Schedule 13D”). This Amendment No. 1 relates to the common stock, no par value (the “Common Stock”) of Northern Power Systems Corp., a British Columbia corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2900-550 Burrard Street, Vancouver BC V6C0A3 Canada.

Unless expressly amended or supplemented by this Amendment No. 1, all information previously included in the Schedule 13D remains in effect.

Item 2. Identity and Background.

The persons filing this Amendment No. 1 are RockPort Capital Partners III, L.P. (“RockPort LP”), a Delaware limited partnership, RockPort Capital III, L.L.C. (“RockPort LLC”), a Delaware limited liability company and the general partner of RockPort LP, Alexander Ellis III, Janet B. James, William E. James, Charles J. McDermott, David J. Prend, Stoddard M. Wilson, and Victor A. Westerlind (individually a “Member,” and collectively the “Members”). The Members are the sole managing members of RockPort LLC. Each of the above may be referred to herein as a “Reporting Person.”

The address and principal business office of RockPort LP and RockPort LLC and each of the Members is 160 Federal Street, 18th Floor, Boston, MA 02110.

The principal business of RockPort LP is to directly or indirectly invest in, hold, sell and otherwise deal in for its own account securities and enter into, make and perform all contracts and other undertakings, and engage in all activities and transactions necessary or advisable to the carrying out of the foregoing objectives and purposes. The principal business of RockPort LLC is to act as sole general partner of RockPort LP. The principal business of each of the Members is to manage RockPort LLC and any other affiliated partnership with similar business.

During the last five years, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

RockPort LP is a limited partnership organized under the laws of the State of Delaware. RockPort LLC is a limited liability company organized under the laws of the State of Delaware. Each of the Members is a citizen of the United States.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed by the Reporting Persons as Exhibit 4 to Schedule 13D on April 16, 2014 pursuant to which the Reporting Persons have agreed to file the Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13 of the Securities Exchange Act of 1934, as amended.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented as follows:

As reported in the original Schedule 13D, the Reporting Persons received 1,333,620 shares of Common Stock in connection with that certain Merger Agreement and Plan of Reorganization, dated March 31,

Page 11 of 14 Pages

CUSIP No. 66561Y107

2014, by and among the Issuer (formerly Mira III Acquisition Corp.), Wind Power Holdings, Inc., Mira Subco Inc., and Mira Subco LLC. The remaining 3,559,045 shares of Common Stock reported herein were acquired through a one-for-one conversion of Class B Stock in the Issuer to Common Stock in three transactions, dated September 30, 2014, October 30, 2014, and November 30, 2014, respectively, and described in Item 4 below.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

The Reporting Persons exercised their option to convert (i) 889,762 shares of Class B Stock to the equivalent number of common shares on September 30, 2014, and (ii) 899,761 shares of Class B Stock to the equivalent number of common shares on October 30, 2014. On November 20, 2014, the Issuer exercised its option to convert all remaining outstanding shares of Class B Stock to Common Stock, effective November 30, 2014, resulting in the conversion of the Reporting Persons’ remaining 1,769,522 shares of Class B Stock into the equivalent number of common shares.

Except as set forth in the original Schedule 13D, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) RockPort LP directly owns and controls 4,892,665 common shares, representing 21.49% of the Issuer’s outstanding common shares (based on 22,764,353 common shares issued and outstanding as of January 5, 2015). RockPort LLC, as the general partner of RockPort LP, may be deemed to beneficially own all of the reported shares. RockPort LLC disclaims beneficial ownership of the reported shares except to the extent of its pecuniary interest therein, and this Statement shall not be deemed an admission that such Reporting Person is the beneficial owner of such shares for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose. Each of the Members, as a member of RockPort LLC, may be deemed to beneficially own all of the reported shares. Each Member disclaims beneficial ownership of the reported shares except to the extent of his or her pecuniary interest therein, and this Statement shall not be deemed an admission that any such reporting person is the beneficial owner of such shares for purposes of Section 16 of the Exchange Act, or for any other purpose.

(b) RockPort LP has sole voting and dispositive power over the 4,892,665 common shares that are owned by it. RockPort LP does not own any other securities of the Issuer. RockPort LLC, as the general partner of RockPort LP, has sole voting and dispositive power over the reported shares. Each of the Members, as a member of RockPort LLC, has shared voting and dispositive power over the reported shares.

(c) Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d) Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) Not applicable.

Page 12 of 14 Pages

CUSIP No. 66561Y107

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in the Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2015

Rockport Capital Partners III, L.P.

By:	Rockport Capital III, L.L.C., its General Partner

By:	/s/ Stoddard M. Wilson
	Name:	Stoddard M. Wilson
	Title:	Managing Member

Rockport Capital III, L.L.C.

By:	/s/ Stoddard M. Wilson
	Name:	Stoddard M. Wilson
	Title:	Managing Member

/s/ Stoddard M. Wilson
Stoddard M. Wilson

/s/ Stoddard M. Wilson, Attorney-in-fact
Alexander Ellis III

/s/ Stoddard M. Wilson, Attorney-in-fact
Janet B. James

/s/ Stoddard M. Wilson, Attorney-in-fact
William E. James

/s/ Stoddard M. Wilson, Attorney-in-fact
Charles J. McDermott

/s/ Stoddard M. Wilson, Attorney-in-fact
David J. Prend

/s/ Stoddard M. Wilson, Attorney-in-fact
Victor A. Westerlind